Exhibit 99.1
                                   FOOTNOTES
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(1)  The  Reporting  Person  is a  managing  director  of  Goldman,  Sachs & Co.
     ("Goldman Sachs"). Goldman Sachs is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

(2) Pursuant to an underwriting agreement, dated May 5, 2008 (the "Underwriting Agreement"), and in connection with the registered public offering of shares of common stock, par value $0.01 per share (the "Common Stock") of
     Burger King Holdings, Inc. (the "Company"), pursuant to the final prospectus filed by the Company on May 7, 2008, which offering was consummated on May 8, 2008, the Limited Partnerships (as defined below) sold, in the aggregate, 4,750,000 shares of Common Stock.

(3) Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 10,100 shares of the Company's Common Stock. Goldman Sachs and GS Group may each be deemed to beneficially own indirectly, in the aggregate, 13,900,225 shares of Common Stock through certain investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member or member (the "Limited Partnerships"). Goldman Sachs is the investment manager of certain of the Limited Partnerships. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     GS Group may be deemed to beneficially own 17,994 shares of the Company's Common Stock pursuant to the 2006 Omnibus Incentive Plan, consisting of 8,036 deferred shares granted to Sanjeev K. Mehra and 9,958 deferred shares granted to Adrian M. Jones. Each of Sanjeev K. Mehra and Adrian M. Jones has an understanding with GS Group pursuant to which he holds such deferred shares for the benefit of GS Group. The deferred shares will be settled upon termination of board service. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.